Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

July 26, 2013

VIA EDGAR

Evan S. Jacobson
Intellisense Solutions Inc.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intellisense Solutions Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed July 26, 2013 File No. 333-188920

Dear Mr. Jacobson:

Pursuant to the staff’s recent oral comments, we respectfully submit this letter on behalf of our client, Intellisense Solutions Inc., a Nevada corporation (the “Company”).

Amendment No. 3 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 26, 2013.

In response to the staff’s oral comments, please see changes made to the prospectus cover page, and pages 3, 8, 9 and 18.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo